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EXHIBIT 99.1


                         THE JOINT CONSTRUCTION OF STEEL PLANT

    On Sept 22, Posco signed a memorandum of understanding(MOU) with a Brazilian mining group, Companhia Valo do Rio Doce or CVRD, to review the feasibility for the joint construction of steel plant.